FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2021

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY-HELD COMPANY

Corporate Tax ID (CNPJ/ME) No. 47.508.411/0001-56

NIRE No.: 35.300.089.901

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JULY 20, 2021

1. Date, Time and Venue: On July 20, 2021, at 10:00 am (ten o’clock), at the head office of Companhia Brasileira de Distribuição (“Company”), in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Luiz Antonio, No. 3,142, Jardim Paulista, Zip Code 01402-001.

2. Board: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio.

3. Call Notice and Attendance: Call notice held pursuant to the terms of paragraph one and two of article 15 of the Articles of Incorporation and articles 7 and 8 of the Internal Regulation of the Board of Directors. All members of the Company’s Board of Directors, Mr. Arnaud Daniel Charles Walter Joachim Strasser, Mr. Jean-Charles Henri Naouri, Mr. Ronaldo Iabrudi dos Santos Pereira, Mr. Christophe Hidalgo, Mr. Eleazar de Carvalho Filho, Mr. Hervé Daudin, Mr. Luiz Augusto de Castro Neves, Mr. Rafael Russowsky and Mr. Renan Bergmann attended to the meeting.

4. Agenda: Resolve on the (i) performance of the fifth (5th) issuance of commercial papers, in up to two (2) series (“Commercial Papers” and “Issuance”, respectively), in the total amount of up to one billion Brazilian Reais (BRL 1,000,000,000.00) on the Issuance Date for public distribution with restrict efforts under the terms of the Brazilian Securities and Exchange Commission Instruction (“CVM”) nº 476, of January 16, 2009, as amended (“CVM Instruction No. 476”), authorized by item I, paragraph 1, article 1 of this instruction, and CVM Instruction No. 566, of July 31, 2015, as amended (“CVM Instruction No. 566” and “Restricted Offering”, respectively), with the characteristics described below; and (ii) the delegation of authority to the Company’s Board of Executive Officers to undertake the corporate acts and adopt all measures deemed necessary for the documentation of the Issuance under resolution referred to above.

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5. Resolutions: Upon opening the meeting, the Directors examined the items comprising the Agenda and took the following resolutions, without a dissenting vote and any exceptions:

5.1 Perform the fifth (5th) public issuance of Commercial Papers, under the terms of CVM Instruction No. 566, for purposes of distribution with restricted efforts, under the terms of CVM Instruction No. 476, with the following characteristics:

(xxvii)	Total Amount of Issuance: up to one billion Brazilian Reais (BRL 1.000.000.000,00), on the Issuance Date (as defined below);

(xxviii)	Issuance Date: for all legal purposes, the issuance date of the Commercial Papers shall be the effective date of the subscription and payment of the Commercial Papers (“Issuance Date”);

(xxix)	Issuance Number: the Issuance represents the fifth (5th) issuance of the Company’s Commercial Papers;

(xxx)	Unit Par Value: the Commercial Papers shall have unit par value of one million Brazilian Reais (BRL1.000.000,00), on the Issuance Date (“Unit Par Value”);

(xxxi)	Number of Commercial Papers: issuance of up to one thousand (1,000) Commercial Notes, divided in up to five hundred (500) Commercial Papers for the first series (“First Series Commercial Papers”) and up to five hundred (500) Commercial Papers for the second series (“Second Series Commercial Papers”);
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(xxxii)	Series: issuance of up to two (2) series of same volume each, divided in up to five hundred million Brazilian Reais (BRL 500,000,000.00) for the First Series and up to five hundred million Brazilian Reais (BRL 500,000,000.00) for the Second Series;

(xxxiii)	Guarantee: the Commercial Papers shall not be bound to any secured or unsecured guarantee. The Commercial Papers shall not be bound to sureties;

(xxxiv)	Maturity Period and Maturity Date: the Commercial Papers shall mature within, (i) in relation to the First Series Commercial Papers, one thousand, four hundred and sixty-one (1,461) days, counted as from the Issuance Date (“First Series Maturity Date”); and (ii) in relation to the Second Series Commercial Papers, one thousand, eight hundred and twenty-six (1,826) days, counted as from the Issuance Date(“Second Series Maturity Date” and, in conjunction with the First Series Maturity Date, the “Maturity Date”), except for the events of Early Redemption or Early Maturity (as defined below).

(xxxv)	Type and Ownership Evidence: the Commercial Papers shall be issued physically and shall be under the custody of ITAÚ CORRETORA DE VALORES S.A., financial institution headquartered in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 3500, 3º andar (parte), enrolled with CNPJ/ME under no. n.º 61.194.353/0001-64, acting as the Custodian of the physical safeguard of the Commercial Papers (“Custodian”). For all purposes of law, the ownership of the Commercial Papers shall be proved by the ownership of the physical title representing the Commercial Papers (“Certificate”). In addition, in relation to the Commercial Papers under the custody of B3, the ownership of the Commercial Papers shall be confirmed by the statement issued by B3 on behalf of the respective holder. The registered, outstanding Commercial Papers shall be endorsed in black, in the type indicated in the Certificate, for purposes of transfer of the ownership, as set forth in article 15, Annex I, of the Agreement for Adoption of an Uniform Law on Foreign Exchange Notes and Commercial Papers, as enacted by Decree No. 57663, of January 24, 1966. Under the terms of article 4, of CVM Instruction No. 566, the endorsement of the Commercial Papers is not subject to guarantee. Subject to the centralized deposit, the Commercial Papers shall be operated under the bookkeeping records in the deposit accounts with B3, which shall endorse the Commercial Papers on behalf of the final creditor by virtue of the exclusion of the registry with B3;
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(xxxvi)	Use of Proceeds: the proceeds from the placement of the Commercial Papers shall be directed to reinforce the Company’s working capital and/or extension of the Company’s debt profile;

(xxxvii)	Compensation: the Unit Par Value of the Commercial Papers shall be subject to compensatory interest corresponding to one hundred per percent (100%) per year, based on two hundred and fifty-two (252) days of the accumulated variation of the daily average rates of DI – Interbank Deposits in one day, over extra group, expressed in percentage per year, based on two hundred and fifty-two (252) Business Days, calculated and disclosed, on a daily basis, by B3, in the daily bulletin available at http://www.b3.com.br (“DI Rate”), plus a surplus equivalent to (i) one point fifty-five percent (1.55%) per year, for the First Series Commercial Papers (“First Series Compensation”) based on an year of two hundred and fifty-two (252) Business Days, calculated on an exponential and cumulative basis, on a pro rata temporis basis, from the Issuance Date to the date of the effective payment, considering the criteria established in the “Book of Commercial Notes - CETIP21”, available for consultation at http://www.b3.com.br, calculated in accordance with the formula described in the Certificates; and (ii) equivalent to one point sixty-five percent (1.65%) per year for the Second Series Commercial Papers (“Second Series Compensation” and, in conjunction with the First Series Compensation, the “Compensation”), based on the year of two hundred and fifty-two (252) Business Days, calculated on an exponential and cumulative basis, on a pro rata temporis basis, from the Issuance Date to the respective payment date, based on the criteria established in the “Book of Commercial Notes - CETIP21” available for consultation at http://www.b3.com.br, calculated in accordance with the formula described in the Certificates;
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(xxxviii)	Adjustment for Inflation: the Unit Par Value shall not be monetarily adjusted;

(xxxix)	Payment of Unit Par Value and Compensation: the Unit Par Value and the Compensation shall only be paid to the holders of Commercial Papers on the ordinary or early Maturity Date;

(xl)	Distribution Plan: the Commercial Papers shall be subject to the Restricted Offering directed exclusively to professional investors, as set forth in article 11, of CVM Resolution No. 30, of May 11, 2021, as amended (“CVM Resolution No. 30”);

(xli)	Placement Program: the Restricted Offering shall be performed under firm placement guarantee with respect to the total Commercial Papers, with the intermediation of the financial institution comprising the distribution system of marketable securities (“Lead Underwriter”);

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(xlii)	Deposit for Distribution, Negotiation and Electronic Custody: the Commercial Papers shall be deposited for purposes of (i) distribution in the primary market and shall be subscribed and paid in conformity with the procedures determined by B3, exclusively through the MDA, managed and operated by B3, which distribution shall be settled financially through B3; and (ii) trading in the secondary market through CETIP21 – Títulos e Valores Mobiliários (“CETIP21”), managed and operated by B3, which negotiation shall be settled financially through B3. Concurrently to the settlement, the Commercial Papers shall be deposited electronically on behalf of the owner in the B3’s Electronic Custody System. The Commercial Papers may be traded in the regulated securities markets between qualified investors upon elapse of ninety (90) days counted from the data of subscription or acquisition by the professional investor, under the terms of articles 13 and 15 of CVM Instruction No. 476, except for the subscription or acquisition by the Underwriters of the Commercial Papers upon the exercise of the firm placement guarantee by the respective Underwriter, in which case (a) the purchaser of the Commercial Papers subscribed by the respective Underwriter, in the subsequent negotiation, shall comply with the limitation to the trading of ninety (90) days, as referred to above, counted as from the exercise of the firm guarantee and other applicable legal and regulatory provisions; and (b) the respective Underwriter shall comply with the limits and conditions set forth in articles 2 and 3 of CVM Instruction No. 476, in addition to the compliance, by the Issuer, of the requirements set forth in article 17 of CVM Instruction No. 476.

(xliii)	Subscription Price and Payment Method: The Commercial Papers will be subscribed on the Issuance Date, on a single date, by their Unit Par Value, and their payment will be made in cash, upon subscription, in national currency, exclusively through the MDA, and a premium or discount may apply, provided it is applied equally to Commercial Papers of the same series;

(xliv)	Early Maturity: the Fiduciary Agent may, regardless of notice, interpellation or service of process, judicial or extrajudicial, consider any obligations arising from the Commercial Papers due in advance, and demand immediate payment, by the Company, of the Unit Par Value, plus Compensation, calculated pro rata temporis from the Issuance Date to the date of effective payment, without affecting, when applicable, any Charges in Arrears, upon the occurrence of any of the events provided for by law and/or any of the events that may be provided for in the Certificates, and observing the procedures set forth therein (“Early Maturity”). B3 will be immediately notified after the declaration of early maturity, in accordance with the other terms and conditions in the operations manual;
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(xlv)	Optional Early Redemption: pursuant to the terms and conditions to be established in the Notes, the Commercial Papers may be redeemed, in full regarding each series, individually or jointly, at the discretion of the Issuer, at any time from 1 (one) year from the Issue Date, including, at the Company’s discretion, unilaterally, by issuing a notice to all holders of Commercial Papers, with a copy to the Trustee, or by publishing a notice to the holders of the Commercial Papers 3 (three) business days prior to the event date (“Early Redemption”), stating (a) the date on which the Early Redemption will be carried out, which must be a Business Day; and (b) any other information relevant to the holders of the Commercial Papers. Early Redemption by the Company will be admitted, upon payment of the Nominal Unit Value, plus: (1) the respective Compensation, calculated pro rata temporis from the Issue Date to the effective Early Redemption date; and (2) a premium levied on the Nominal Unit Value, plus the respective Remuneration, multiplied by the remaining term of the Commercial Papers from the effective Early Redemption date to the respective Maturity Date, as established below and to be calculated accordingly with the formula below:

First Series:

Period	Premium
July 31, 2021 (included) to July 31, 2022 (excluded)	Not allowed
July 31, 2022 (included) to July 31, 2023 (excluded)	0.50% (fifty hundredths percent) p.a.
July 31, 2023 (included) to July 31, 2024 (excluded)	0.40% (forty hundredths percent) p.a.
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July 31, 2024 (included) to January 31, 2025 (excluded)	The highest value between 0.30% (thirty hundredths percent) p.a. and 0.20% (twenty hundredths percent) flat
January 31, 2025 (included) to the First Series Maturity Date (excluded)	The highest value between 0.30% (thirty hundredths percent) p.a. and 0.18% (eighteen hundredths percent) flat

Second Series:

Period	Premium
July 31, 2021 (included) to July 31, 2022 (excluded)	Not allowed
July 31, 2022 (included) to July 31, 2023 (excluded)	0.50% (fifty hundredths percent) p.a.
July 31, 2023 (included) to July 31, 2024 (excluded)	0.40% (forty hundredths percent) p.a.
July 31, 2024 (included) to July 31, 2025 (excluded)	0.30% (thirty hundredths percent) p.a.
July 31, 2025 (included) to January 31, 2026 (excluded)	The highest value between 0.30% (thirty hundredths percent) p.a. and 0.20% (twenty hundredths percent) flat
January 31, 2026 (included) to Second Series Maturity Date (excluded)	The highest value between 0.30% (thirty hundredths percent) p.a., and 0.18% (eighteen hundredths percent) flat

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PUresgate = VR * (d/252) * Premium

Where:

VR = Nominal Unit Value, plus Compensation, calculated pro rata temporis from the Issue Date to the effective Early Redemption date; and

d = number of Business Days to elapse between the effective Early Redemption date and the respective Maturity Date.

Premium = the percentage per annum from the table above according to the period in which the Early Redemption takes place.

In case of the incidence of a flat premium the formula below must be used:

PUresgate = VR*Flat Premium

Where:

VR = Nominal Unit Value, plus Compensation, calculated pro rata temporis from the Issue Date to the effective Early Redemption date; and

Flat Premium = the flat percentage indicated in the table above according to the period in which the Early Redemption takes place.

B3 must be notified by the Issuer, together with the Trustee, of any Early Redemption at least 3 (three) Business Days prior to the date it will take place.

(xlvi)	Offering of Early Redemption: Pursuant to the terms and conditions that may be provided for in the Certificates, the Company may, at any time, make an optional offer for the full early redemption of each series of the Commercial Papers, individually or jointly, at the Issuer’s discretion, with the consequent cancellation of such Commercial Papers, to be addressed to all holders of Commercial Papers, without distinction, on equal terms, in accordance with the terms and conditions to be provided for in the Certificates (“Optional Offering of Early Redemption”).
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Payable amounts relative to each Commercial Papers according to their respective holders indicated in adherence to the Optional Offering of Early Redemption will be equivalent to the Unit Par Value, plus (a) the respective Compensation, calculated pro rata temporis from the Issuance Date to the date of effective payment; and (b) if applicable, an early redemption premium to be offered to holders of Commercial Papers, at Company’s sole discretion, which may not be negative.

B3 must be notified by the Issuer, together with the Trustee, of any Early Redemption at least 3 (three) Business Days prior to the date it will take place.

(xlvii)	Charges in Arrears: In the event of late payment of any amount due and unpaid to the holders of Commercial Papers, in addition to the compensation of the Commercial Papers, overdue debts will be subject to (i) a conventional, irreducible and non-compensatory penalty of 2% (two percent) on the amount due and unpaid; and (ii) non-compensatory late payment interest calculated from the date of default until the date of effective payment, at a rate of 1% (one percent) per month or fraction thereof, over the amount due and unpaid, regardless of notice, service of process or judicial or extrajudicial interpellation. Late payment charges established herein will apply from the date of the pecuniary default, as provided for in the Certificates, regardless of notice, service of process or judicial or extrajudicial interpellation (“Charges in Arrears”);

(xlviii)	Place of Payment: Payments relating to the Commercial Papers, specifically Compensation, Unit Par Value and any other amounts due by the Company under the terms of the Commercial Papers, will be made in accordance with the procedures adopted by B3, when the Commercial Papers are electronically deposited at B3, or at the Company’s headquarters, or in accordance with procedures adopted by an agent bank, in cases where Commercial Papers are not electronically deposited at B3;

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(xlix)	Right to Receive Payment: Holders of Commercial Papers will be entitled to receive any amounts accrued from the Commercial Papers on the Business Day (as defined below) immediately preceding the respective payment date;

(l)	Extension of Terms: The payment dates of any obligation shall be automatically extended to the first subsequent Business Day, if the maturity date of the respective obligation falls in a day on which there are no commercial or banking activities in the City of São Paulo, State of São Paulo, without any increase in the amounts to be paid, except in cases where payments must be made through B3, in which case there shall only be an extension when the payment date of the respective obligation coincides with Saturday, Sunday, or national declared holiday. For the purposes of the Commercial Papers, “Business Day” shall mean any day except for Saturday, Sunday or national holiday;

(li)	Fiduciary Agent: Pursuant to the terms of CVM Instruction No. 566 and CVM Instruction No. 583, as of December 20, 2016, as amended, the Issuer shall constitute and appoint VÓRTX DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA., a corporation headquartered in the City of São Paulo, State of São Paulo, at Rua Gilberto Sabino, 215 – 4th floor, Pinheiros, Zip Code 05425-020, enrolled with CNPJ/ME under No. 22.610.500/0001-88 as fiduciary agent or the holders of Commercial Papers, pursuant to the terms and conditions to be set forth in the Certificates (“Fiduciary Agent”); and

(lii)	Other Conditions: All other conditions and specific rules regarding the Issuance must be detailed in the Certificates.

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5.2       Delegation of Authority to the Company’s Board of Executive Officers: Authorize the Board of Executive Officers and other legal representatives of the Company to, on behalf of the Company, (i) retain the Underwriters to structure and coordinate the Restricted Offering; (ii) retain service providers for the Issuance, such as B3, the Underwriters, the mandatory bank and Custodian, the Fiduciary Agent, legal advisors, printers, among others; (iii) negotiate and define all specific terms and conditions of Issuance and the Restricted Offering that have not been approved by this Board of Director’s Meeting; (iv) execute all documents, including, but not limited to, the Certificates, distribution and placement agreement of Commercial Papers, as well as any amendments to said instruments, provided the main negotiating conditions, including the amounts involved, have not been changed; and (v) perform all necessary acts for the realization of the Issuance and the Restricted Offering. All acts relating to the Restricted Offering that have previously been undertaken by the Company’s Board of Executive Officers and other legal representatives shall be ratified.

6. Closing: Nothing else to be discussed, the work was suspended for the drawing up of these minutes. After reopening the work, the present minutes was read and approved, having been signed by all attendees. São Paulo, July 20, 2021 Presiding Board: Chairman – Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary – Mrs. Aline Pacheco Pelucio. Attending members of the Board of Directors: Mrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves, Rafael Russowsky e Renan Bergmann.

7. Certificate: This counterpart is a true copy of the original counterpart drafted in the Book of Minutes of the Company’s Board of Directors’ Meeting.

___________________________________ Aline Pacheco Pelucio Secretary

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 20, 2021	By: /s/ Jorge Faiçal
	Name:	Jorge Faiçal
	Title:	Chief Executive Officer

By: /s/ Isabela Cadenassi
	Name:	Isabela Cadenassi
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.